                                                                   Exhibit D-2.2

                     BEFORE THE PUBLIC SERVICE COMMISSION

                           OF THE STATE OF MISSOURI


In the Matter of the Application of Union Electric  )
Company for an Order Authorizing (1) Certain Merger )
Transactions Involving Union Electric Company;      )
(2) the Transfer of Certain Assets, Real Estate,    )
Leased Property, Easements and Contractual          ) Case No. EM-96-149
Agreements to Central Illinois Public Service       ) ------------------
Company; and (3) in Connection Therewith, Certain   )
Other Related Transactions.                         )







================================================================================


                               REPORT AND ORDER

================================================================================



                                          Issue Date:          February 21, 1997


                                          Effective Date:      March 4, 1997

                     BEFORE THE PUBLIC SERVICE COMMISSION

                           OF THE STATE OF MISSOURI


In the Matter of the Application of Union Electric  )
Company for an Order Authorizing (1) Certain Merger )
Transactions Involving Union Electric Company;      )
(2) the Transfer of Certain Assets, Real Estate,    )
Leased Property, Easements and Contractual          ) Case No. EM-96-149
Agreements to Central Illinois Public Service       ) ------------------
Company; and (3) in Connection Therewith, Certain   )
Other Related Transactions                          )



                                  APPEARANCES
                                  -----------


James J. Cook, Associate General Counsel, Joseph H. Raybuck, Attorney, and William J. Niehoff, Attorney, Union Electric Company, Post Office Box 149, St. Louis, Missouri 63166, for Union Electric Company.

Richard W. French, French & Stewart Law Offices, 1001 Cherry Street, Suite 302, Columbia, Missouri 65201, for Trigen-St. Louis Energy Corporation.

Sondra B. Morgan and James C. Swearengen, Brydon, Swearengen & England, P.C., Post Office Box 456, 312 East Capitol Avenue, Jefferson City, Missouri 65102, for The Empire District Electric Company and UtiliCorp United Inc.

Sondra B. Morgan and Gary W. Duffy, Brydon, Swearengen & England, P.C., Post Office Box 456, 312 East Capitol Avenue, Jefferson City, Missouri 65102, for Missouri Gas Energy, a division of Southern Union Company.

Thomas M. Byrne, Associate Counsel, Laclede Gas Company, 720 Olive Street, St. Louis, Missouri 63101, for Laclede Gas Company.

Robert C. Johnson, Diana M. Schmidt, and Michael R. Annis, Peper, Martin, Jensen, Maichel and Hetlage, 720 Olive Street, 24th Floor, St. Louis, Missouri 63101, for: Anheuser-Busch, Inc., Barnes and Jewish Hospitals, Chrysler Corporation, Emerson Electric Company, Hussmann Refrigeration, Lincoln Industrial, MEMC Electronic Materials, Mallinckrodt, Inc., McDonnell Douglas Corporation, Monsanto Company, and The Doe Run Company (the Missouri Industrial Energy Consumers).

James M. Fischer, Attorney at Law, 101 West McCarty Street, Suite 215, Jefferson City, Missouri 65101,
                                      and
William G. Riggins, Staff Attorney, Kansas City Power & Light Company, 1201 Walnut Street, Post Office Box 418679, Kansas City, Missouri 64141, for Kansas City Power & Light Company.

Paul S. DeFord, Lathrop & Gage, 2345 Grand Boulevard, Kansas City, Missouri 64108, for Illinois Power Company.

Marilyn S. Teitelbaum, Schuchat, Cook & Werner, 1221 Locust Street, Second Floor, St. Louis, Missouri 63103, for Local 2, Local 309, Local 702 and Local 1455, International Brotherhood of Electrical Workers, AFL-CIO.

Daryl R. Hylton, Assistant Attorney General, and Michelle Smith, Assistant Attorney General, Office of the Attorney General, Post Office Box 899, Jefferson City, Missouri 65102, for the State of Missouri, at the relation of Jeremiah W.
(Jay) Nixon, Attorney General.

Lewis R. Mills, Jr., Deputy Public Counsel, Office of the Public Counsel, Post Office Box 7800, Jefferson City, Missouri 65102, for the Office of the Public Counsel and the public.

Steven Dottheim, Acting General Counsel, Roger W. Steiner, Assistant General Counsel, and Aisha Ginwalla, Assistant General Counsel, Missouri Public Service Commission, Post Office Box 360, Jefferson City, Missouri 65102, for the staff of the Missouri Public Service Commission.


ADMINISTRATIVE
--------------
LAW JUDGE:      Joseph A. Derque, III.
---------

                               REPORT AND ORDER
                               ================

                              Procedural History
                              ------------------

     On November 7, 1995, Union Electric Company (UE) filed an application with the Missouri Public Service Commission (Commission) requesting an order from the Commission authorizing certain merger transactions, the transfer of certain assets, real estate, leased property, easements and contractual agreements, and authorizing certain other transactions, all to effectuate a proposed merger between UE and CIPSCO Incorporated (CIPSCO).

     UE is a Missouri corporation engaged in the provision of energy services to the public in the state of Missouri and regulated by the Commission as a public utility. CIPSCO is an Illinois corporation and the parent corporation of its wholly owned subsidiary, Central Illinois Public

Service Company (CIPS). CIPS is engaged in the business of providing energy services in the state of Illinois and, as such, is a regulated public utility in that state.

     In addition, two other corporations have been formed for the purpose of facilitating the proposed merger, those being Arch Merger, Inc. (Arch) and Ameren Corporation (Ameren). The corporate structure resulting from the proposed merger will include Ameren as a federally regulated utility holding company, with UE as a Missouri subsidiary operating company and CIPS and CIPSCO as other subsidiaries. The merger transactions are intended to result in a tax-free exchange.

     In addition to the Staff of the Commission (Staff), UE, and the Office of the Public Counsel (OPC), the following parties were also granted intervention: the Missouri Industrial Energy Consumers (MIEC)/1/; Laclede Gas Company (LGC); The Empire District Electric Company (EDE); Locals 2, 309, 702 and 1455 of the International Brotherhood of Electrical Workers, AFL-CIO (Unions); Kansas City Power & Light Company (KCPL); the State of Missouri ex rel. The Attorney General (State); Missouri Gas Energy, a division of Southern Union Company (MGE); Trigen-St. Louis Energy Corporation (Trigen); Illinois Power Company (IP); and UtiliCorp United Inc. (UtiliCorp).

-----------------------
     /1/The MIEC is composed of the following: Anheuser-Busch, Inc., Barnes and Jewish Hospitals, Chrysler Corporation, Emerson Electric Company, Hussmann Refrigeration, Lincoln Industrial, MEMC Electronic Materials, Mallinckrodt, Inc., McDonnell Douglas Corporation, Monsanto Company, and The Doe Run Company.

                               Findings of Fact
                               ----------------

     The Missouri Public Service Commission, having considered all of the competent and substantial evidence upon the whole record, makes the following findings of fact.


A. Stipulation And Agreement

     On July 12, 1996, a Stipulation And Agreement was filed purporting to settle all issues raised by the parties and seeking Commission approval of the proposed transaction. This Stipulation And Agreement is appended to this Report And Order as Attachment 1 and incorporated herein by reference.

     Various intervenors did not sign the proposed Stipulation And Agreement. Those parties were given the opportunity to exercise their due process right to compel an evidentiary hearing, but all chose not to do so. Those parties who are not signatories to the agreement are LGC, MIEC, IP, and the Unions. All have stated in filed documents that, while not signatories to the agreement, none wish to litigate any issue and none are opposed to Commission approval of the proposed stipulation. The Commission, therefore, in accordance with rule 4 CSR 240-2.115, will treat the Stipulation And Agreement as a unanimous stipulation and agreement.

     The Stipulation And Agreement contains the following terms and conditions. In setting out this summary it is not the intent of the Commission to alter any terms and conditions therein.

     The Stipulation And Agreement specifies that the proposed merger, as specified in the merger agreement, filed with the original application on November 7, 1995, should be approved by the Commission as not detrimental to the public interest, subject to the conditions and modifications as set out in the remainder of the Stipulation And Agreement.

  UE has agreed that it will not seek to recover the asserted merger premium of $232 million in rates in any Missouri proceeding. The merger premium represents the portion of the purchase price that exceeds the current book value of the acquired company's assets or market value of the acquired company's stock. UE will, however, retain the right to state, in any future proceedings, alleged benefits of the merger. UE will forgo any additional specific adjustments to cost of service related to the merger savings or any claim to merger savings other than the adjustments to cost of service and claims to merger savings resulting from the Commission's approval of the Stipulation And Agreement or the benefits and savings which would occur through regular ratemaking treatment or the current Experimental Alternative Regulation Plan (ARP) or the new Experimental Alternative Regulation Plan (EARP) effective July 1, 1998, pursuant to the Stipulation And Agreement.

  Actual prudent and reasonable merger transaction and transition costs (estimated to be $71.5 million) shall be amortized over ten years beginning the date the merger closes. The annual amortization of merger transaction and transition costs will be the lesser of: (1) the Missouri jurisdictional portion of the total Ameren amount of $7.2 million; or (2) the Missouri jurisdictional portion of the total Ameren unamortized amount of actual merger transaction and transition costs incurred to date. No rate base treatment of the unamortized costs will be included in the determination of rate base for any regulatory purposes in Missouri.

  UE commits that it will propose and file with the Commission an experimental retail wheeling pilot program for 100 MW of electric power, to be available to all major classes of Missouri retail electric customers, as soon as practical, but no later than March 1, 1997./2/ The commitment to file such a pilot program for Commission consideration and determination covered by this provision is made by UE alone. Prior to filing its proposal with the Commission, UE will seek substantive input from Missouri retail electric customers, Staff, OPC and others.

     The parties concur that earnings monitoring in Case No. EO-96-14 will result in a general change in rates charged and revenues collected after August 31, 1998. The change in revenues collected will be equal to the average annual total revenues credited to customers during the three ARP years ending June 30, 1998, adjusted to reflect normal weather. Any rate reduction shall be spread within and among revenue classes on the basis of the Commission decision in Case No. EO-96-15, which is the UE customer class cost of service and comprehensive rate design docket created as a result of Case No. ER-95-411. In the event that a Commission decision has not been reached in Case No. EO-96-15, the parties will jointly or severally propose to the Commission a basis or bases on which a rate reduction may be spread on an interim basis within and among the classes pending issuance of the Commission's decision in Case No. EO-96-15.

     UE will make a good faith effort to provide the earnings report for the final Sharing Period in Case No. ER-95-411 in time to implement this rate reduction on September 1, 1998. In the event the earnings data is not available, or in the event the review process of the earnings data or the weather normalization review process does not allow for a September 1, 1998 effective date, the following will occur: An additional

-----------------------
     /2/The Commission will entertain a motion to modify the above date in order to ensure that UE has the opportunity to receive "substantive input" from the parties and others.

credit, equal to the excess revenues billed between September 1, 1998 and the effective date of the rate reduction, will be made. Said credit will be made at the same time and pursuant to the same procedures as the Sharing Credits in Case Nos. ER-95-411 and EO-96-14. If no Sharing Credits are to be made for the third Sharing Period in Case Nos. ER-95-411 and EO-96-14, the excess revenue credit will be made as expeditiously as possible.

     UE shall file tariff sheets for Commission approval consistent with this section.

     The EARP will be instituted July 1, 1998 at the end of the ARP created in Case No. ER-95-411. In its Report And Order approving this Stipulation and Agreement, the Commission shall create a new docket to facilitate the EARP (EARP Docket). All signatories to the Stipulation And Agreement shall be made parties to the EARP Docket, as intervenors or as a matter of right, as will the parties to Case No. EO-96-14 who are not parties to Case No. EO-96-149, without the necessity of taking further action.

     The following sharing grid is to be utilized as part of the EARP:

     ===============================================================
                                              Sharing      Sharing
         Earnings Level (Missouri              Level        Level
         Retail Electric Operations)          -------      --------
                                                UE         Customer
     ===============================================================
     1.  Up to and including 12.61%           100%            0%
         Return and Equity (ROE)

     2.  That portion of earnings              50%           50%
         greater than 12.61% up to and
         including 14.00% ROE

     3.  That portion of earnings              10%           90%
         greater than 14.00% up to and
         including 16.00% ROE

     4.  That portion of earnings               0%          100%
         greater than 16.00% ROE
     ===============================================================

The EARP will be in effect for a full three-year period.

  In the event UE files an electric rate increase case, any Sharing Credits due for the current or prior Sharing Period will remain the obligation of UE, and the EARP shall terminate at the conclusion of the then current Sharing Period.

  In the event any signatory to the Stipulation and Agreement files a rate reduction case, any Sharing Credits due for the current or prior Sharing Period will remain the obligation of UE, and the parties to that case will recommend to the Commission whether the EARP should remain in effect as currently structured, be modified or terminated.

  Upon any termination of the EARP pursuant to the foregoing, the signatories will have no further obligation under this section.

  Monitoring of the EARP will be based on UE supplying to Staff and OPC, on a timely basis, the reports and data identified in the Stipulation and Agreement. These reports and data must be provided as part of the EARP. Staff, OPC and the other signatories participating in the monitoring of the EARP may follow up with data requests, meetings and interviews, as required, to which UE will respond on a timely basis. UE will not be required to develop any new reports, but information presently being recorded and maintained by UE may be requested.

  The sharing of earnings in excess of 12.61 percent, as contemplated in the sharing grid set out above, is to be accomplished by the granting of a credit to UE's Missouri retain electric customers by applying credits to customers' bills in the same manner as applied in Case No. ER-95-411, and as set forth in the Stipulation and Agreement.

  In the final year of the EARP, UE, Staff, OPC and other signatories to the Stipulation and Agreement shall meet to review the monitoring reports and additional information required to be provided. By

February 1, 2001, UE, Staff and OPC will file and other signatories may file their recommendations with the Commission as to whether the EARP should be continued as is, continued with changes, or discontinued. The rates resulting from the Stipulation and Agreement will continued in effect after the three-year EARP period until UE's rates are changed as a result of a rate increase case, a rate reduction case, or other appropriate Commission action.

      UE and its prospective holding company, Ameren, agree to make available to the Commission, at reasonable times and places, all books and records and employees and officers of Ameren, UE and any affiliate or subsidiary of Ameren as provided under applicable law and Commission rules; provided, that Ameren, UE and any affiliate or subsidiary of Ameren shall have the right to object to such production of records or personnel on any basis under applicable law and Commission rules, excluding any objection that such records and personnel are not subject to Commission jurisdiction by operation of the Public Utility Holding Company Act of 1935 (PUHCA).

      UE, Ameren and any affiliate or subsidiary thereof agree to continue voluntary and cooperative discovery practices.

      UE, Ameren and each of its affiliates and subsidiaries shall employ accounting and other procedures and controls related to cost allocations and transfer pricing to ensure and facilitate full review by the Commission and to protect against cross-subsidization of non-UE Ameren businesses by UE's retail customers.

      UE and Ameren and each of its affiliates and subsidiaries will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Commission which pertains to recovery, disallow-ance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by UE in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Securities and Exchange Commission (SEC) or was incurred pursuant to a contract, arrangement, agreement or allocation method which was filed with or approved by the SEC. This provision is also applied to both gas and electric contracts filed with the Federal Energy Regulatory Commission (FERC).

      No preapproval of affiliated transactions will be required, but all filings with the SEC or FERC for affiliated transactions will be provided to the Commission and the OPC. The Commission may make its determination regarding the ratemaking treatment to be accorded these transactions in a later ratemaking proceeding or a proceeding respecting any alternative regulation plan.

      Finally, the parties have agreed to a proposed system support agreement between UE and CIPS for a term of ten years. This agreement allows UE to transfer its current Illinois customers to CIPS, and provides for the transfer of electric power and capacity to CIPS for the ten-year period. This is capacity and energy currently used to supply UE's Illinois customers. The Stipulation and Agreement provides that the Commission has the authority to allocate energy and capacity addressed in the system support agreement in future ratemaking proceedings.

B. Market Power Issues

     In its September 25, 1996 order, the Commission requested additional testimony regarding the potential harm to the public interest from any increase in market power which may be created by the approval of the merger. Because market power might be of greatest concern to Missouri customers if full retail competition were authorized, the Commission specifically requested that the parties include retail competition as a scenario in their analysis.

     In response to this request, UE witness Rodney Frame stated that because retail competition will require changes to existing institutions that will affect how markets should be analyzed, it is neither reasonable nor advisable to address the implications of market power until these more fundamental issues are addressed. UE witness Maureen A. Borkowski stated that UE's transmission system was designed so that its power plants would serve its native load. Therefore, the import capability into the St. Louis area is limited by the capacity of its own transmission system. Further, Ms. Borkowski stated that these limits only become important to retail competition, and it would be premature to deal with such a scenario now. Mr. Frame believed that market power problems are likely to require more scrutiny when generation supplies are deregulated and individual retail customers can shop among alternative suppliers. UE witness Donald E. Brandt stated that the time to address potential market power problems associated with deregulation and retail customer choice is when the decision is made to go down that path, not now. Further, Mr. Brandt stated that any market power which UE or Ameren possesses in the retail market is currently mitigated by the regulatory oversight of the Commission.

     OPC stated that the Commission is correct in its concern for the potential harm to the public interest from an increase in market power from the merger, especially under the assumption of retail competition. OPC's witness Dr. Richard A. Rosen recommended that the Commission require UE to analyze carefully and thoroughly whether the ability of the merged utilities to exercise market power under retail competition is likely to be greater than the ability of either individual utility. If there is a significant increase in market power resulting from the merger, the Commission should identify and implement all appropriate measures to mitigate the market power. OPC takes the position that the applicants for the merger have the responsibility to analyze market power, and that the Commission should require the companies to perform such an analysis as a condition for approving the merger. OPC does not argue that such a study must be completed prior to the Commission giving approval of the merger. Instead, it believes that if market power proves to be a problem, appropriate measures are available to mitigate market power, and the Commission should mandate such measures prior to implementation of retail competition.

     In his testimony, Staff's witness Dr. John W. Wilson presented an analysis of market power under retail competition. He defined the relevant market to be requirements power for both wholesale and retail customers served in the joint service territories of UE and CIPS. Two scenarios were considered: with and without pancaked transmission rates. With pancaked transmission rates, Dr. Wilson found that Ameren would have a price advantage over any competitors having to pay an additional transmission charge, and would therefore have significant market power. Without pancaked transmission rates, the relevant geographic market was found to be limited by the nonsimultaneous first contingency total transfer capability into the Eastern Missouri (EMO) and South Central Illinois (SCILL) subregions of the Mid-America Interconnected Network (MAIN). Taking these transmission constraints into account, Dr. Wilson performed a concentration analysis to measure the likelihood of the merged firm exercising market power and found significant increases in concentration that exceeded the "safe harbor" limits established in the Department of Justice/Federal Trade Commission Merger Guidelines ("Guidelines"). Dr. Wilson then examined other factors, as suggested by the Guidelines, including: (1) the potential of the merger to give rise to anticompetitive effects; (2) entry conditions; (3) efficiencies; and (4) whether one of the firms is likely to exit the market because of financial stress. He found that the merger was likely to enhance the anticompetitive behavior associated with markets that are characterized as oligopolistic (few competitors with each recognizing that its own competitive conduct will significantly affect the other competitors), and will likely elicit defensive responses that allow dominant firms to exercise price leadership. With Ameren having just under 35 percent of the share of total capacity in the relevant market, Dr. Wilson expressed concern that the merged firm may find it profitable to increase price and reduce output below pre-merger levels because "the lost markups on the foregone sales may be outweighed by the resulting price increase on the merged base of sales" (Guidelines S 2.22). Market dominance was also seen as a potential barrier to entry for new firms. Most significant was the potential for vertical market power (the ability to exert market power in one or more horizontal markets as a result of the monopoly control of an essential element in a vertical chain of horizontal markets), based on Ameren's control of the transmission system required to serve the requirements markets for generation within UE's and CIPS's service territories.

      While Dr. Wilson recommended against approval of the merger, the Staff continues to support the Stipulation and Agreement, as do UE and OPC. However, Dr. Wilson has made several recommendations regarding mitigation of market power should the Commission approve the merger. These include: (1) Ameren turning over the operation of its transmission system to an Independent System Operator (ISO) with a region-wide "postage-stamp" transmission rate; (2) divestiture of generation resources to reduce barriers to entry that arise from vertical integration; (3) introduction of retail access in Ameren's service territory to stimulate entry into retail generation sales; and (4) denial of stranded cost recovery by the merged entity to assure that any merger savings will be used to offset any above-market, uneconomic cost for generation.

      UE witnesses Mr. Brandt and Ms. Borkowski stated that requiring it to eliminate pancaking or to participate in an ISO would be unnecessary, inappropriate and premature. For example, UE witness Rodney Frame argued that requiring UE to join an ISO could produce adverse consequences for UE's native load customers due to cost shifting of a $42 million increase in transmission costs. Mr. Frame also cited FERC's Order 889, which sets forth a code of conduct and which requires that transmission owners participate in an Open Access Same-Time Information System (OASIS) for handling any concerns for the exercise of vertical market power in the markets that exist today. Thus, UE argues that the Commission should not require it to participate in an ISO until the terms of participation are known, and should also delay any consideration of the impact on retail markets until retail competition becomes a reality.

      Dr. Wilson stated that the purpose for turning the operation of the transmission system over to an ISO is to alleviate the concern that, as the owner of both transmission and generation, the vertically integrated utility would be able to use the transmission system to "depress competition in generation markets." Dr. Wilson further pointed out that if an ISO is not established in a fully independent manner, vertically integrated owners of generation and transmission could have influence over who becomes and remains as the ISO operator, in which case nonowner generation rivals may not receive equal consideration.

      Dr. Rosen stated that while FERC Order 888 recognizes transmission access and pricing as core requirements to deal with potential vertical market power abuse, the FERC also identified regional ISOs as an important measure for mitigating potential vertical market power. Dr. Rosen summarized the FERC guidelines which specify that an ISO: "1) have no financial interest in the economic performance of any market power participant; 2) should have control over the operation of interconnected transmission facilities within its region;
3) should identify constraints on the system and be able to take operational action to relieve those constraints within the trading rules; and 4) should make transmission system information publicly available to all suppliers on a timely basis." In addition, Dr. Rosen noted that the FERC identified expansion of transfer capability by enlarging transmission capacity as a mitigation measure for vertical market power, but recognized that utilities must obtain approvals for such expansion from state and local authorities under applicable laws.

      The Commission finds there are sufficient facts in evidence to be concerned about the potential increase in market power from the proposed merger. The merger could have a significant adverse impact on the degree of competition within UE's Missouri service territory due to limited transfer capability for imported power, as well as the disincentives caused by pancaked transmission rates. In order to eliminate pancaked transmission rates, Ameren would need to belong to a regional transmission group having a region-wide transmission rate. To address the vertical market power concern that Ameren could use its transmission system to restrict competition from other generation, the regional transmission group should be an entity that will independently operate the transmission systems of the vertically integrated utilities within the region. While the Commission agrees that UE and Ameren should not participate in an ISO at "any cost" to the Missouri ratepayers, now is the time for UE to take into account the impact that vertical market power could have on the requirements market under retail competition. Therefore, the Commission approves the merger upon the condition that UE shall participate in a regional ISO that eliminates pancaked transmission rates and that is consistent with the ISO guidelines set out in FERC Order 888. Such an ISO proposal could be formed in conjunction with the current efforts by UE and other regional utilities to establish a Midwest ISO or be organized by the merged company with membership open to other regional utilities. While the Commission understands that joining an ISO at "any cost" would be unwise, the participation by UE and Ameren in an ISO is a prudent, necessary condition to assure that the merger is not detrimental to the public interest.

      The Commission also finds that the concerns expressed by OPC regarding horizontal market power are valid. Such market power can take place at any level of the production chain as a consequence of there being a very small number of competing sellers and significant barriers to entry.

Specifically, Dr. Richard A. Rosen expressed concern about horizontal market power for the generation end of the production chain, as well as in the retail merchant (demand-side aggregator) markets. Dr. Rosen expressed concern that alternative generators might find it difficult to enter certain submarkets for electricity such as the base load, long term market for capacity and energy, or areas where transmission constraints and strategically located generation facilities combine to form local "load pockets." In the retail merchant markets, Dr. Rosen believes that new aggregators would find it difficult to compete with the incumbent utility because of lack of name recognition.

      In order to deal with this potential for horizontal market power, Dr. Rosen proposed a two-part analysis: (1) theoretical and empirical characterizations of the market; and (2) simulations of the particular electricity market under consideration. In both, the unique characteristics of electricity markets in at least the nine submarkets (base, cycling and peaking by short, medium and long term) should be examined. In the first analysis, Dr. Rosen suggested that a more sophisticated version of the Herfindahl-Hirschman Index (HHI) be developed. In the second analysis, Dr. Rosen recommended that the simulations include real data from various utilities in a proposed ISO, and that various gaming scenarios and bidding strategies be analyzed.

      The Commission finds that there are sufficient facts in evidence for it to be concerned about horizontal market power for both generation and aggregation. The Commission also finds that these concerns are in part related to the merger of the two companies, but are also related to conditions that should be considered before implementing retail competition. OPC's proposal balances these two relationships. Therefore, the

Commission will require UE and interested parties to assess the potential ability of the merged companies to exercise vertical and especially horizontal market power in price deregulated retail generation markets. Based on this analysis, if the market power under retail competition proves to be a problem, then the Commission will consider taking appropriate action to mitigate market power prior to establishing statewide retail competition. Because the level of detail and development of a study of horizontal market power will require significant effort and time, the Commission will require UE to undertake this study with the participation of Staff and OPC, with a completion date of January 1, 1998. This study need not be submitted before the merger is completed.

      Therefore, the Commission finds the proposed Stipulation And Agreement to be reasonable and in the public interest if it is modified to include the conditions which the Commission requires to mitigate market power.

      As set out in the Stipulation, after review of both the testimony filed in this matter and the proposed merger agreement of November 7, 1995, the Commission also finds the proposed merger, as modified and subject to the conditions of the attached Stipulation And Agreement, to not be detrimental to the public interest. Therefore, the Commission will approve the proposed Stipulation And Agreement as set out in Attachment 1 and the resulting merger transaction, and order UE to file tariffs in accordance therewith.

                              Conclusions of Law
                              ------------------

      The Missouri Public Service Commission has arrived at the following conclusions of law.

     The applicant, Union Electric Company, is a public utility under the jurisdiction of the Commission, regulated generally by Chapter 393, RSMo 1994. Specifically, the proposed sale, transfer and assignment of certain rights, properties, and assets is controlled by Section 393.190(1), which states in part:

     No gas corporation, electrical corporation, water corporation or sewer corporation shall hereafter sell, assign, lease, transfer, mortgage or otherwise dispose of or encumber the whole or any part of its franchise, works or system, necessary or useful in the performance of its duties to the public, nor by any means, direct or indirect, merge or consolidate such works or system, or franchises, or any part thereof, with any other corporation, person or public utility, without having first secured from the commission an order authorizing it to do so.

     The Commission has found the Stipulation And Agreement, as set out in Attachment 1 hereto, to be just and reasonable, and will approve the Stipulation And Agreement. In addition, the Commission finds the proposed merger transaction, as reflected in the contractual agreement contained as a part of the Union Electric Company filing of November 7, 1995, and subject to the conditions and modifications as set out in the above Stipulation And Agreement, is not detrimental to the public interest.

     The Commission further concludes that Union Electric Company should file tariffs in full compliance with the merger agreement, the Stipulation And Agreement, and this Report And Order.


     IT IS THEREFORE ORDERED:

     1. That the Stipulation And Agreement, marked Attachment 1 to this Report And Order, will be approved by order of the Commission provided that Union Electric Company files a pleading in this docket within ten (10) days of the date of issuance of this order consenting to the following conditions:

          (a) No later than December 31, 1997, Union Electric Company shall file or join in the filing of a regional ISO proposal at the Federal Energy Regulatory Commission that eliminates pancaked transmission rates, that is consistent with the ISO guidelines set out in FERC Order 888, and the meets the following requirements:

               (1) If the ISO proposal filed filed at FERC is the result of the current efforts by UE and other utilities to establish a Midwest ISO, UE shall simultaneously file at this Commission a request for approval of its participation in the proposed ISO;

               (2) If the Midwest ISO proposal is filed at FERC and UE has chosen not to participate, then UE shall advise this Commission within thirty (30) days of the FERC filing why it is not participating in the Midwest ISO;

               (3) If the Midwest ISO proposal is not filed before the FERC by December 31, 1997, then by March 31, 1998 UE shall file with this Commission a plan for establishing an independent entity charged with the operation, pricing and planning of its transmission system. This plan shall be developed in cooperation with Staff and the Office of the Public Counsel, shall provide for the formation and expansion of this independent entity to include other utilities, and shall be filed with the FERC; and

          (b) By January 1, 1998 and with the participation of Staff and the Office of Public Counsel, Union Electric Company shall file with this Commission a report that assesses the potential ability of the merged companies to exercise vertical and especially horizontal market power in price deregulated retail generation.

     2. That, with the consent of the parties, the testimony of Union Electric Company witnesses Rodney Frame, Maureen A. Borkowski and Donald E. Brandt; Office of the Public Counsel witness Dr. Richard A. Rosen; and the Commission Staff witness Dr. John W. Wilson is hereby entered into evidence and made a part of the record in this proceeding.

     3.   That this Report And Order shall become effective on March 4, 1997.

                                       BY THE COMMISSION

                                       /s/ Cecil I. Wright

                                       Cecil I. Wright
                                       Executive Secretary

( S E A L )

McClure and Kincheloe, CC., concur;
Zobrist, Chm., Crumpton and Drainer,
CC., concur, with concurring opinions
to follow.

Dated at Jefferson City, Missouri,
on this 21st day of February, 1997.

                     BEFORE THE PUBLIC SERVICE COMMISSION

                           OF THE STATE OF MISSOURI


In the Matter of the Application of     )
Union Electric Company for an Order     )
Authorizing (1) Certain Merger          )
Transactions Involving Union Electric   )
Company; (2) the Transfer of Certain    )      Case No. EM-96-149
Assets, Real Estate, Leased Property,   )      ------------------
Easements and Contractual Agreements    )
to Central Illinois Public Service      )
Company; and (3) in Connection          )
Therewith, Certain Other Related        )
Transactions.                           )


              CONCURRING OPINION OF COMMISSIONER HAROLD CRUMPTON
              ==================================================
                       AND VICE CHAIR M. DIANNE DRAINER
                       ================================

     We concur with the Commission's decision in Case No. EM-96-149, which approved the Stipulation and Agreement and specified that the proposed merger transaction between Union Electric Company (UE) and CIPSCO Incorporated (CIPSCO) is not detrimental to the public interest. However, we respectfully do not agree with the majority that the additional conditions set out in the order are appropriate or necessary at this time. It is premature to state that participation in an independent system operator (ISO) company is a necessary condition in order to assure that the merger is not detrimental to the public interest. Although we would encourage UE to recognize that becoming a member of an ISO is a prudent move in the current pre-competitive electric environment, it is going too far to make it a necessary condition when, in fact, there is presently no Midwest ISO established for UE to join in Missouri. Additionally, although the Commission states "that joining an ISO at 'any cost' would be unwise", it does not define the criteria that UE should use to evaluate when the ISO concept has become too costly to join.

      With respect to the obligation placed on UE to complete a market power report in this docket, we agree with UE witness Rodney Frame that it was premature to require an analysis of the market power implications of the proposed merger, given the many uncertain and unknown changes facing the electric industry. It would be more prudent at this time to open a new docket to review the restructuring of the electric industry and retail wheeling in Missouri, in which all interested parties may participate. If and when competition and restructuring become a part of the electric utility environment in Missouri, there should be an assessment of all market power issues for all electric companies in the state. This was not the case to demand such an assessment. We should not be bureaucratic in demanding a report in this docket which will be incomplete because numerous variables needed for a future market power analysis are currently unknown. In addition, parties essential to providing a thorough market power report have not been given the opportunity to participate in the drafting of that report.

      Finally, all companies have limited human resources to depend upon to gather data and write analytical reports. These resources place expense demands on companies that translate into increased revenue requirements. Therefore, we must be prudent when requesting additional reporting documents from companies.


                                        Respectfully Submitted,


                                    /s/ Harold Crumpton
                                        Harold Crumpton
                                        Commissioner
(SEAL)

                                    /s/ M. Dianne Drainer
                                        M. Dianne Drainer
                                        Vice Chair

Dated at Jefferson City, Missouri,
on this 6th day of March, 1997.

                     BEFORE THE PUBLIC SERVICE COMMISSION

                           OF THE STATE OF MISSOURI

In the Matter of the Application of Union Electric  )
Company for an Order Authorizing (1) Certain        )
Merger Transactions Involving Union Electric        )
Company; (2) the Transfer of Certain Assets,        )   Case No. EM-96-149
Real Estate, Leased Property, Easements and         )   ------------------
Contractual Agreements to Central Illinois Public   )
Service Company; and (3) in Connection There-       )
with, Certain Other Related Transactions.           )

                              CONCURRING OPINION
                              ------------------

Zobrist, Chairman:

      This case stands as an example of the difficult issues facing state commissions considering mergers and consolidations at a time when Congress and state legislatures debate the merits of restructuring the electric industry.

      On the important issue of market power, I found it puzzling that the parties apparently avoided discussion of this topic in their efforts to arrive at the Stipulation and Agreement. If such discussions occurred, the record initially contained very little hint of it. While there exists no universally accepted method to analyze post-merger market power under the current system of monopoly franchises, all parties must engage in a comprehensive effort to develop the analytical tools to study this issue. While economies of scale through consolidation and merger may bring the benefits of lower prices, better service and more choices to customers, the market power of such new entities cannot be allowed to manipulate prices to generate excessive profits.

      The study which the Commission ordered should use those tools which can best measure the ability of Ameren to achieve benefits for its customers. I encourage the Commission's Staff and the Office of the Public Counsel to work constructively with the company to produce an analysis which is meaningful and practical. The parties should consider the use of computer models, such as those which are a part of the record in the proposed merger of Northern States Power Company and Wisconsin Electric Power Company into Primergy Corporation. See In re Wisconsin Elec. Power Co., et al., Docket No. EC95-16-000 (F.E.R.C., Aug. 29, 1996) (presiding administrative law judge's initial decision). Although these kinds of tools may be works in progress, like the Hatfield Model and other proxy cost models being developed in the telecommunications arena, they should be explored and used if they offer hope of advancing the analysis.

      I am not certain that the Federal Energy Regulatory Commission's adoption of the Department of Justice/Federal Trade Commission Merger Guidelines, which include the Herfindal-Hirschman Index (HHI), gives us the best tool to analyze market power in the electricity industry. See In re Commission's Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, Docket No. RM96-6-000 (F.E.R.C., Dec. 18, 1996). It may be that the Guidelines are a first and necessary step in a long series of steps to better market analysis. I expect that more sophisticated tools will develop as the electricity industry changes.

      Any future merger case brought before this Commission should contain a careful analysis of market power issues, in addition to the traditional means used to measure the alleged merger benefits for ratepayers. All parties, including Staff, should be careful in their selection of expert witnesses. Staff's position endorsing the Stipulation and Agreement in this case was weakened by its retention of an expert who opposed Staff's recommendations. While he offered certain helpful observations on market power, his argument for divestiture under the facts of this case was not at all persuasive.

     Finally, I believe that the Commission wisely approved this merger upon the condition that Union Electric Company and its holding company Ameren join an independent system operator (ISO). The concept of an ISO which offers non-discriminatory access to the integrated transmission system over a broad region is the last, best hope for those who wish to avoid mitigating market power at the local level through the divestiture of generation assets. Many knowledgeable individuals have expressed the belief that an ISO cannot function as a truly independent operator because the transmission owners will refuse to grant the necessary authority to the ISO governors. While such skepticism may be justified, I believe that governing principles can be developed which grant sufficient powers to the "trustees" of the transmission system to make the ISO truly independent. See "Declaration of Independence" (signed by 18 state commissioners) (Oct. 22, 1996). This Declaration, which follows my opinion, expresses the belief that an ISO can function properly only if its independence is guaranteed. While the owners of the transmission system are entitled to retain a voice in the operation, maintenance and planning of the system, they must absolutely relinquish any ability to control or unduly influence the ISO. Otherwise, they have proven the case that divestiture is the only solution.

                                        /s/ Karl Zobrist
                                        ----------------------------------
                                            Karl Zobrist, Chair

March 10, 1997

                        A DECLARATION OF INDEPENDENCE

       Why Transmission and System Operation Must Be Truly Independent
                       from the Ownership of Generation

     Efforts to restructure the electric power industry are based on the conviction that open competition in power supply will advance consumer interests better than traditional economic regulation. The objective of restructuring must be to create conditions that will allow genuine competition to thrive. The ultimate measure of success is whether competition delivers benefits to consumers, not just to those in the electricity business, either competitive electricity suppliers or providers of monopoly wire services.

     To succeed, the restructuring process must address the inherent market power problems caused by ownership or control of the monopoly transmission system that connects competitive generators with their customers. The divergent interests of suppliers and customers are clear:

     * In competitive electricity markets, all generators will benefit from high prices while customers benefit from low prices;

     * In competitive markets, higher prices achieved through any action, including control of the transmission system, by any generator or group of generators, will benefit all generators;

     * Decisions regarding transmission pricing, dispatch rules, and new investment in the transmission system can add value to generation. An unnecessarily constrained transmission system will lead to overpriced electricity and excess profits for suppliers;

     * Many techniques for leveraging transmission and system operation to add value to generation assets are complex, subtle, and difficult to control through regulatory oversight.

  This means that steps taken to deregulate supply could harm rather than advance consumer interests, if not paired with measures to sever suppliers' control over transmission services.

     To ensure that the transmission system is operated and expanded to suit the needs of society at large rather than the narrower interest of generators, most nations implementing competition in generation have chosen to completely separate the ownership of power plants from ownership or control of transmission lines. Such separation provides a clear, workable and effective means of protection against the potential for many types of abuse.

     However, many US utilities oppose divestiture of either generation or transmission assets. They offer instead to separate ownership from control, by placing control of the transmission system in an "Independent System Operator" or ISO. Unfortunately, most ISO proposals put forth to date have been seriously deficient in one or both of two key areas: (1) the scope of functions entrusted to the ISO is too limited, so it does not effectively control transmission pricing and system operation, and (2) the ISO is not truly independent.

     Each ISO should have a mandate to manage and expand the portion of the nation's grid under its control so as to ensure reliability while minimizing costs. The management of the transmission system involves the exercise of hundreds of small and large decisions, many of them subjective judgment calls, involving such matters as the pricing of transmission service, construction of new lines, and operation and maintenance of the existing system. All of these decisions should be made by the ISO, subject to regulatory oversight. The transmission system should be operated and expanded so as to encourage rather than limit competitive challenges among suppliers.

     Most ISO proposals fall short by giving suppliers substantial, or in some cases, majority control of the system. Independence is not achieved by simply sharing control of the transmission system among different types of suppliers. To achieve independence, ISOs should be responsible to boards that are completely independent of suppliers. In the absence of a clear structural solution such as divestiture, we must create solutions equivalent to a non-voting "transmission trust": generating companies must cede all control of their transmission lines to the ISO; they will be entitled to fair compensation on their investment, but afforded no opportunity to influence the use of those lines.

     The ISO should, in turn, be subject to appropriate regulatory oversight. This regulatory framework should strive to harmonize the interests of the ISO with those of the public: reliability and stability, low generation and transmission prices, and minimum environmental impact. Such regulation must reflect both federal and state interests, ensuring the development of regional markets while recognizing states' interests in siting, and in shaping regulatory reform to suit local concerns.

     Effective regulation of regional markets and transmission systems may require creation of new regional governance mechanisms, such as regional joint boards or councils under existing or new enabling legislation. However this is accomplished, FERC, the States, and Congress must insist upon creation of ISOs that have authority to operate and improve regional transmission systems, and that are truly independent from the owners of generation resources. Only when transmission constraints cannot be used to leverage above-market value from generation assets will the public's interests in genuine competition be well served.


      Richard H. Cowart, Chair             John B. Howe, Char
      Suzanne D. Rude                      Janet Gail Besser
      David Coen                           Massachusetts DPU
      Vermont PSB

      Karl Zobrist, Chair                  Edward M. Meyers, Com.
      Duncan E. Kincheloe                  District of Columbia PSC
      Missouri PSC

      Roger Hamilton, Chair                Wayne Shirley, Chair
      Ron Eachus                           New Mexico PUC
      Joan Smith
      Oregon PUC                           Renz D. Jennings, Chair
                                           Arizona Corp. Commission

      John Hanger                          Craig A. Glazer, Chair
      Pennsylvania PUC                     Ohio PUC

      James J. Malachowski, Chair          Karl A. McDermott
      Paul E. Hanaway                      Illinois Commerce Com.
      Kate F. Racine
      Rhode Island PUC                     Sharon L. Nelson, Chair
                                           Richard Hemstad, Com.
                                           William R. Gillis, Com.
                                           Washington U & TC

                     BEFORE THE PUBLIC SERVICE COMMISSION
                           OF THE STATE OF MISSOURI

In the matter of the Application        )
of Union Electric Company for an        )
order authorizing: (1) certain merger   )
transactions involving Union Electric   )
Company; (2) the transfer of certain    )    Case No. EM-96-149
Assets, Real Estate, Leased Property,   )
Easements and Contractual Agreements    )
to Central Illinois Public Service      )
Company; and (3) in connection          )
therewith, certain other related        )
transactions.                           )


                      NOTICE OF ACCEPTANCE OF CONDITIONS
                      ----------------------------------

     COMES NOW Union Electric Company and states that it accepts the conditions set forth in the Ordered section, paragraph 1(a)(1)-(3) and 1(b), in the Missouri Public Service Commission Report and Order effective March 4, 1997.

                                             Respectfully submitted,

                                             UNION ELECTRIC COMPANY



                                             By /s/  James J. Cook
                                                ------------------------------
                                                James J. Cook, MBE 22697
                                                Joseph H. Raybuck, MBE 31241
                                                William J. Niehoff, NBE 36448
                                                Attorneys for
                                                Union Electric Company
                                                1901 Chouteau Avenue
                                                P.O. Box 149 (M/C 1310)
                                                St. Louis, Missouri 63166
                                                (314) 554-2237
                                                (314) 554-2976
                                                (314) 554-2514
                                                (314) 554-4014 (fax)


                            CERTIFICATE OF SERVICE
                            ----------------------

     I hereby certify that on this 24th day of February, 1997, a copy of the foregoing was served upon All Parties of Record.

                                          /s/ James J. Cook
                                          ------------------------------
                                              James J.Cook